SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

T-NETIX, INC.

(Name of Subject Company)

TZ Holdings, Inc.

H.I.G. Capital Partners III, L.P.
H.I.G. Investment Group III, L.P.
H.I.G.-TNetix, Inc.
TZ Acquisition, Inc.
(Names of Filing Persons)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

872597 10 9

(CUSIP Number of Class of Securities)

Brian D. Schwartz

President
TZ Acquisition, Inc.
c/o H.I.G. Capital, LLC
1001 Brickell Bay Drive, 27th Floor
Miami, FL 33131
(305) 379-2322
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jorge L. Freeland, Esq.

White & Case LLP
200 South Biscayne Boulevard
Suite 4900
Miami, FL 33131
(305) 371-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$69,240,166	$8,772.73

*	Based on the product of (i) $4.60 per share of Common Stock and (ii) 15,052,210, the estimated maximum number of shares of Common Stock of T-NETIX, Inc. to be received by the Purchaser in the Offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 126.7/1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX
EX-99(a)(1) Offer to Purchase
EX-99(a)(2) Letter of Transmittal
EX-99(a)(3) Notice of Guaranteed Delivery
EX-99(a)(4) W-9 Guidelines
EX-99(a)(5) Letter to brokers, dealers, et. al.
EX-99(a)(6) Letter to be used by brokers, dealers
EX-99(a)(7) Press Release
EX-99(a)(8) Summary Newspaper Advertisement
EX-99(b)(1) Permanent Financing Commitment Letter
EX-99(b)(2) Bridge Financing Commitment Letter
EX-99(b)(3) Subordinated Financing Commitment Ltr.
EX-99(d)(1) Agreement & Plan of Merger
EX-99(d)(2) Tender Agreement
EX-99(d)(3)Richard Cree Employment Agreement
EX-99(d)(4) John Poss Employment Agreement
EX-99(d)(5) Henry Schopfer Employment Agreement
EX-99(d)(6) Thomas Meriam Employment Agreement
EX-99(d)(7) Wayne Johnson II Employment Agreement

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by TZ Holdings, Inc., H.I.G. Capital Partners III, L.P., H.I.G. Investment Group III, L.P., H.I.G.-TNetix, Inc. and TZ Acquisition, Inc. to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of T-NETIX, Inc. (the “Company”) at a price of U.S. $4.60 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 3, 2004 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of TZ Holdings, Inc., H.I.G. Capital Partners III, L.P., H.I.G. Investment Group III, L.P., H.I.G.-TNetix, Inc. and TZ Acquisition, Inc.

      The information in the Offer to Purchase is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 10.     Financial Statements.

      (a) Financial information. Not applicable.

      (b) Pro forma information. Not applicable.

Item 11.     Additional Information.

      (b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 12.     Exhibits.

Exhibit No.	Description

Exhibit (a)(1)	Offer to Purchase.
Exhibit (a)(2)	Letter of Transmittal.
Exhibit (a)(3)	Notice of Guaranteed Delivery.
Exhibit (a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
Exhibit (a)(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
Exhibit (a)(6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
Exhibit (a)(7)	Press Release dated January 22, 2004 announcing the tender offer.
Exhibit (a)(8)	Summary newspaper advertisement, dated February 3, 2004, published in The Wall Street Journal.
Exhibit (b)(1)	Permanent Financing Commitment Letter, dated January 26, 2004, by and between Dymas Funding Company, LLC and H.I.G. Capital, LLC.
Exhibit (b)(2)	Bridge Financing Commitment Letter, dated January 26, 2004, by and between Dymas Funding Company, LLC and H.I.G. Capital, LLC.
Exhibit (b)(3)	Subordinated Financing Commitment Letter, dated February 2, 2004, between American Capital Strategies, Ltd. and H.I.G. Capital, LLC.
Exhibit (d)(1)	Agreement and Plan of Merger dated as of January 22, 2004, among TZ Holdings, Inc., TZ Acquisition, Inc. and the Company.
Exhibit (d)(2)	Tender Agreement and Irrevocable Proxy dated as of January 22, 2004, among TZ Holdings, Inc., TZ Acquisition, Inc., W.P. (Paul) Buckthal, Daniel N. Carney, Cree Capital Investments, Ltd., Harold A. Cree, Richard E. Cree, the Richard J. Cree Rev. Trust, William R. Cree, Robert A. Geist, Daniel J. Taylor, and Irvin Wall.
Exhibit (d)(3)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Richard E. Cree.

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Exhibit No.	Description

Exhibit (d)(4)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and John C. Poss.
Exhibit (d)(5)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Henry G. Schopfer III.
Exhibit (d)(6)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Thomas R. Meriam.
Exhibit (d)(7)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Wayne A. Johnson II.

Item 13.     Information Required by Schedule 13E-3.

      Not applicable.

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SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2004

TZ HOLDINGS, INC.

By:	/s/ BRIAN SCHWARTZ

Name: Brian Schwartz
Title: President

H.I.G. CAPITAL PARTNERS III, L.P.

By: H.I.G. ADVISORS III, LLC, its
general partner

By: H.I.G. GP-II, INC., its manager

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer
Title: President

H.I.G. INVESTMENT GROUP III, L.P.

By: H.I.G. ASSOCIATES III, LP, its
general partner

By: H.I.G. GP-II, INC., its manager

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer
Title: President

H.I.G.-TNETIX, INC.

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer
Title: President

TZ ACQUISITION, INC.

By:	/s/ BRIAN SCHWARTZ

Name: Brian Schwartz
Title: President

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit (a)(1)	Offer to Purchase.
Exhibit (a)(2)	Letter of Transmittal.
Exhibit (a)(3)	Notice of Guaranteed Delivery.
Exhibit (a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
Exhibit (a)(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
Exhibit (a)(6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
Exhibit (a)(7)	Press Release dated January 22, 2004 announcing the tender offer.
Exhibit (a)(8)	Summary newspaper advertisement, dated February 3, 2004, published in The Wall Street Journal.
Exhibit (b)(1)	Permanent Financing Commitment Letter, dated January 26, 2004, by and between Dymas Funding Company, LLC and H.I.G. Capital, LLC.
Exhibit (b)(2)	Bridge Financing Commitment Letter, dated January 26, 2004, by and between Dymas Funding Company, LLC and H.I.G. Capital, LLC.
Exhibit (b)(3)	Subordinated Financing Commitment Letter, dated February 2, 2004, between American Capital Strategies, Ltd. and H.I.G. Capital, LLC.
Exhibit (d)(1)	Agreement and Plan of Merger dated as of January 22, 2004, among TZ Holdings, Inc., TZ Acquisition, Inc. and the Company.
Exhibit (d)(2)	Tender Agreement and Irrevocable Proxy dated as of January 22, 2004, among TZ Holdings, Inc., TZ Acquisition, Inc., W.P. (Paul) Buckthal, Daniel N. Carney, Cree Capital Investments, Ltd., Harold A. Cree, Richard E. Cree, the Richard J. Cree Rev. Trust, William R. Cree, Robert A. Geist, Daniel J. Taylor, and Irvin Wall.
Exhibit (d)(3)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Richard E. Cree.
Exhibit (d)(4)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and John C. Poss.
Exhibit (d)(5)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Henry G. Schopfer III.
Exhibit (d)(6)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Thomas R. Meriam.
Exhibit (d)(7)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Wayne A. Johnson II.

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